Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the computation of our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred dividend requirements for the periods indicated (in thousands):

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Net income (loss)	$(14,762)	$(6,613)	$(9,966)	$(19,073)	$(5,882)
Fixed charges	1,711	341	335	323	311

Total Deficiency of Earnings	$(13,051)	$(6,272)	$(9,631)	$(18,750)	$(5,571)

Fixed Charges:
Interest Expense	$1,478	$—	$—	$—	$—
Portion of rent expense representative of interest	233	341	335	323	311

Total Fixed Charges	$1,711	$341	$335	$323	$311

Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income (loss) plus fixed charges. Fixed charges consist of interest expense, amortization of issuance costs and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges for each of the periods presented. The amount of coverage deficiency was $13.1 million, $6.3 million, $9.6 million, $18.8 million and $5.6 million for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.